

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

November 3, 2022

Enerplus Announces a 10% Dividend Increase Effective with the December 2022 Dividend Payment

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced that it has received Board approval to increase the amount of its quarterly dividend by 10%. The December 2022 quarterly cash dividend will be in the amount of US$0.055 per share and payable on December 15, 2022 to all shareholders of record at the close of business on November 30, 2022. The ex-dividend date for this payment is November 29, 2022.

The US$0.055 per share dividend is equivalent to approximately CDN$0.075 per share if converted using the current US/Canadian dollar exchange rate of 1.37. The CDN dollar equivalent dividend will be based upon the US/Canadian exchange rate closer to the payment date. Payments to shareholders who are not residents of Canada will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S. income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Investor Contacts
Drew Mair, 403-298-1707
Krista Norlin, 403-298-4304